SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

August 03, 2015

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

BLOCK LISTING SIX MONTHLY RETURN

Date: 3 August 2015

Name of applicant :		Smith & Nephew plc
Name of scheme:		2001 UK Approved Share Option Scheme
Period of return:	From:	1 February 2015	To:	31 July 2015
Balance of unallotted securities under scheme(s) from previous return:		423,163
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		10,771
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		412,392

Name of contact:	Susan Swabey
Telephone number of contact:	020 7401 7646

SIGNED BY      Susan Swabey, Company Secretary

          for and on behalf of

                          Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 3 August 2015

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 UK Unapproved Share Option Scheme
Period of return:	From:	1 February 2015	To:	31 July 2015
Balance of unallotted securities under scheme(s) from previous return:		356,781
Plus:The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		29,549
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		327,232

Name of contact:	Susan Swabey
Telephone number of contact:	020 7401 7646

SIGNED BY      Susan Swabey, Company Secretary

          for and on behalf of

                         Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 3 August 2015

Name of applicant :		Smith & Nephew plc
Name of scheme:		2001 US Share Plan
Period of return:	From:	1 February 2015	To:	31 July 2015
Balance of unallotted securities under scheme(s) from previous return:		185,477
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		300,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		36,249
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		449,228

Name of contact:	Susan Swabey
Telephone number of contact:	020 7401 7646

SIGNED BY      Susan Swabey, Company Secretary

          for and on behalf of

                         Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 3 August 2015

Name of applicant :		Smith & Nephew plc
Name of scheme:		International Employees Share Option Scheme
Period of return:	From:	1 February 2015	To:	31 July 2015
Balance of unallotted securities under scheme(s) from previous return:		179,559
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		30,639
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		148,920

Name of contact:	Susan Swabey
Telephone number of contact:	020 7401 7646

SIGNED BY      Susan Swabey, Company Secretary

           for and on behalf of

                           Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 3 August 2015

Name of applicant :		Smith & Nephew plc
Name of scheme:		UK Employee Share Option Scheme
Period of return:	From:	1 February 2015	To:	31 July 2015
Balance of unallotted securities under scheme(s) from previous return:		256,543
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		38,630
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		217,913

Name of contact:	Susan Swabey
Telephone number of contact:	020 7401 7646

SIGNED BY      Susan Swabey, Company Secretary

           for and on behalf of

                           Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 3 August 2015

Name of applicant:		Smith & Nephew plc
Name of scheme:		2004 Performance Share Plan
Period of return:	From:	1 February 2015	To:	31 July 2015
Balance of unallotted securities under scheme(s) from previous return:		53,021
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		53,021

Name of contact:	Susan Swabey
Telephone number of contact:	020 7401 7646

SIGNED BY      Susan Swabey, Company Secretary

           for and on behalf of

                          Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 3 August 2015

Name of applicant:		Smith & Nephew plc
Name of scheme:		2004 Executive Share Option Plan
Period of return:	From:	1 February 2015	To:	31 July 2015
Balance of unallotted securities under scheme(s) from previous return:		438,954
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals:Balance under scheme(s) not yet issued/allotted at end of period:		438,954

Name of contact:	Susan Swabey
Telephone number of contact:	020 7401 7646

SIGNED BY      Susan Swabey, Company Secretary

          for and on behalf of

                          Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 3 August 2015

Name of applicant :		Smith & Nephew plc
Name of scheme:		Global Share Plan 2010
Period of return:	From:	1 February 2015	To:	31 July 2015
Balance of unallotted securities under scheme(s) from previous return:		2,345,888
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		636,590
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,709,298

Name of contact:	Susan Swabey
Telephone number of contact:	020 7401 7646

SIGNED BY      Susan Swabey, Company Secretary

           for and on behalf of

                          Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 3 August 2015

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew ShareSave Plan (2012)
Period of return:	From:	1 February 2015	To:	31 July 2015
Balance of unallotted securities under scheme(s) from previous return:		239,386
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		100,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		35,559
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		303,827

Name of contact:	Susan Swabey
Telephone number of contact:	020 7401 7646

SIGNED BY      Susan Swabey, Company Secretary

           for and on behalf of

                          Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 3 August 2015

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew International ShareSave Plan (2012)
Period of return:	From:	1 February 2015	To:	31 July 2015
Balance of unallotted securities under scheme(s) from previous return:		246,698
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		100,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		11,916
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		334,782

Name of contact:	Susan Swabey
Telephone number of contact:	020 7401 7646

SIGNED BY      Susan Swabey, Company Secretary

           for and on behalf of

                          Smith & Nephew plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: August 03, 2015

By: /s/ Susan Swabey
-----------------
Susan Swabey
Company Secretary

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